PEABODY ENERGY	701 Market Street
Michael C. Crews	St. Louis, Missouri 63101-1826
Executive Vice President and Chief Financial Officer	314.342.3400
June 12, 2013
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4628
Re:    SEC Comment Letter Dated May 30, 2013
Peabody Energy Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 25, 2013
File No. 001-16463
Dear Ms. Jenkins:
In response to the Staff's comment, we offer the following:
Form 10-K for the Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42
Results of Operations, page 43
(Loss) Income from Continuing Operations Before Income Taxes, page 47

1.
We note your discussion that the increase in depreciation, depletion and amortization expense from $474.3 million in 2011 to $663.4 million in 2012 was due to incremental expenses associated with PEA-PCI mines acquired in the fourth quarter of 2011 and higher expenses from your legacy Australian mining platform caused by increased depletion rates and higher overall production. We further note your disclosure on page 45 that in 2012 increases in tons sold in the Australian segment were offset by decreases in all other segments resulting in a net decrease of 0.4% or .9 million tons sold from 249.4 million tons in 2011 to 248.5 million tons in 2012. However, depreciation, depletion and amortization expense in 2012 increased by $189.1 million or 40%. Tell us in detail and include in future filings (a) the depletion rates in the Australian segment and other segments and their effect on your operations and (b) the reasons for the significant increases in depreciation, depletion and amortization expense in 2012 despite the decrease in total tons sold.

Ms. Tia Jenkins
Securities and Exchange Commission
June 12, 2013

Response
We acknowledge the disparity between the increase in depreciation, depletion and amortization expense from 2011 to 2012 and the net decrease in total tons sold. The following table provides a summary of our depreciation, depletion and amortization expense by segment for the years ended December 31, 2012 and 2011:

	Year Ended December 31,		Increase to Depreciation, Depletion and Amortization Expense
	2012	2011	$	%
	(Dollars in millions)
Australian Mining	$344.0	$181.6	$162.4	89.4%
Western U.S. Mining	209.5	204.5	5.0	2.4%
Midwestern U.S. Mining	81.6	68.1	13.5	19.8%
Trading and Brokerage	0.7	0.6	0.1	16.7%
Corporate and Other	27.6	19.5	8.1	41.5%
	$663.4	$474.3	$189.1	39.9%
The $189.1 million or 40% increase in depreciation, depletion and amortization expense noted by the Staff, approximately half of which relates to depletion, was driven by the increase in expense from our Australian Mining segment. The Australian Mining Segment's increase was driven by an increase in depletion expense of $88.6 million in 2012 primarily due to the higher tons sold, including the impact of the PEA-PCI acquisition. This increase was partially offset by the lower depletion expense associated with our U.S. mining segments of $5.0 million caused by a decrease in tons sold. Additional discussion of our depletion rates is provided below.
Other factors that contributed to the increase in depreciation, depletion and amortization were the additional depreciation and amortization related to our legacy Australian platform ($39.3 million) primarily associated with expansion projects, incremental depreciation and amortization associated with the PEA-PCI acquisition ($34.5 million), and the continued expansion of our Bear Run Mine in our Midwestern U.S. Mining segment. Please note that our additions to property, plant, equipment and mine development by segment are disclosed in Note 26. “Segment and Geographic Information” of our consolidated financial statements included in our 2012 Annual Report on Form 10-K. Also contributing to the increase in depreciation, depletion and amortization was the additional expense in our Corporate and Other segment related to the 2012 commencement of commercial operations at the Prairie State Energy Campus, in which we hold a 5.06% undivided interest.
As requested by the Staff, the following table provides a summary of our weighted-average depletion rate per ton by mining segment for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Australian Mining	$5.32	$3.45
Western U.S. Mining	0.69	0.63
Midwestern U.S. Mining	0.27	0.23

Ms. Tia Jenkins
Securities and Exchange Commission
June 12, 2013

As is evident in the above table, the depletion rates in our Australian Mining Segment are significantly higher than the rates within our Western U.S. Mining and Midwestern U.S. Mining segments. This is caused by several factors with the most prominent being timing of when the coal reserves were acquired and differences in coal type. The majority of our Australian coal reserves were purchased in connection with our 2006 acquisition of Excel Coal Limited and our late 2011 acquisition of PEA-PCI, while the majority of our coal reserves in the U.S. were acquired before 2006. Additionally, the reserves associated with our U.S. mining segments consist entirely of thermal coal, while our Australian reserves consist of thermal coal and various qualities of metallurgical coal, which generally cost more to acquire than thermal coal reserves and thus carry higher depletion rates. These factors are evident in the depletion rate associated with the reserves acquired as part of the acquisition of PEA-PCI, which primarily drove the 54% increase in the weighted-average depletion rate in our Australian Mining segment between 2012 and 2011 as 2012 represented our first full year with PEA-PCI production.
In future filings, we will include the tables above to supplement our “Results of Operations” discussion regarding depreciation, depletion and amortization expense. We will also include this same information in our annual segment disclosures within the notes to the consolidated financial statements to complement the existing disclosures related to additions to property, plant, equipment and mine development by segment included in annual filings.
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In connection with responding to the Staff's comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of these comments; please do not hesitate to contact me should you need additional clarification.

Sincerely,

/s/ Michael C. Crews
Michael C. Crews Executive Vice President and Chief Financial Officer